EXHIBIT 99.1

PRESS RELEASE

CANADIAN NATURAL RESOURCES AND PRAIRIESKY ROYALTY ANNOUNCE
COMBINATION OF ROYALTY BUSINESSES AND
CONCURRENT PRAIRIESKY FINANCING
CALGARY, ALBERTA – NOVEMBER 9, 2015 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural”) (TSX & NYSE:CNQ) and PrairieSky Royalty Ltd. ("PrairieSky") (TSX:PSK) are pleased to announce that they have entered into an agreement (the “Combination Agreement”) to combine their royalty businesses, unifying two of the largest fee simple mineral title and royalty positions in Western Canada into a single Canadian enterprise (the “Transaction”). Through the Transaction, PrairieSky will acquire a substantial portion of Canadian Natural’s royalty assets for an aggregate purchase price of $1.8 billion, consisting of $680 million in cash and the issuance of approximately 44.4 million PrairieSky common shares at an ascribed price of $25.20 per common share.
Commenting on the Transaction, Andrew Phillips, President and CEO of PrairieSky said, "With this Transaction, Canadian Natural and PrairieSky have cooperated to form a true Canadian champion with a royalty land position that cannot be duplicated. With over 14.7 million acres of royalty lands, including over 7.7 million acres of fee simple mineral title (excluding coal), the combined asset base represents the largest independent oil and natural gas royalty position in Canada, with widespread exposure to multiple oil and natural gas resource plays, including an unparalleled position in the Viking light oil play in Western Saskatchewan and the multi-zone Deep Basin fairway of Alberta and British Columbia.  The Transaction is accretive on a per-share basis to new and existing PrairieSky shareholders, and is consistent with PrairieSky’s strategy of adding complementary oil and natural gas royalty assets that provide both near-term accretion along with medium-term to long-term value enhancement potential through all commodity cycles. We are also very pleased to have entered into a drilling commitment on a portion of the land base with Canadian Natural, a best in class allocator of capital and pioneer in the development of heavy oil.”
Steve Laut, President of Canadian Natural stated, “We are very pleased to announce this Transaction with PrairieSky, which we believe unlocks significant value for a substantial part of our royalty assets, strengthens our balance sheet and will return value to our shareholders, consistent with Canadian Natural’s balanced cash flow allocation principles. This Transaction preserves upside exposure for Canadian Natural to a combined asset class with proven potential for long term production and free cash flow growth, an unmatched royalty position in Western Canada’s leading resource plays, and the perpetual optionality that exists within the combined fee simple mineral title land position.  It also places the assets with a proven management team that will focus on capturing the value of the royalty assets.  Canadian Natural explored a number of options to maximize value for our royalty portfolio and the Transaction with PrairieSky provides Canadian Natural shareholders with an opportunity to directly and indirectly participate in the largest and most dominant oil and natural gas royalty enterprise in Canada. In addition, Canadian Natural through a leasing arrangement and drilling commitment with PrairieSky on a portion of the fee simple mineral title lands divested to PrairieSky, has preserved the right to develop a core area on approximately 104,000 acres of undeveloped lands in Western Saskatchewan, which we believe are prospective for the development of heavy oil.”

Pursuant to the Combination Agreement, Canadian Natural and PrairieSky have agreed that PrairieSky will acquire a substantial portion of Canadian Natural’s royalty assets representing approximately 6,700 boe/d or 81%, of Canadian Natural’s royalty volumes (the “Assets”), for an aggregate purchase price of $1.8 billion, consisting of $680 million in cash and the issuance of approximately 44.4 million PrairieSky common shares (the “Share Consideration”). The Assets consist of approximately 5.4 million acres of royalty lands throughout Western Canada, including 2.2 million acres of fee simple mineral title land. The effective date of the Transaction is October 1, 2015 with closing expected prior to year-end 2015.
Under the terms of the Combination Agreement, Canadian Natural has agreed with PrairieSky to distribute to its shareholders, by no later than December 31, 2016, by way of a dividend or return of capital (subject to regulatory approval and securities and tax regulations) sufficient PrairieSky common shares so that Canadian Natural, after such distribution, owns less than 10% of the issued and outstanding shares of PrairieSky.
Canadian Natural’s current intention is to distribute to its shareholders, by way of a dividend or return of capital (subject to regulatory approval and securities and tax regulations), the majority of the Share Consideration, at or near its next Annual and Special Meeting of Shareholders in May 2016.  This will provide Canadian Natural shareholders with the opportunity to participate directly and indirectly in the combined royalty business of PrairieSky.
Canadian Natural will allocate $680 million from the purchase price to the balance sheet through the application of the proceeds to the reduction of bank credit facilities increasing its undrawn bank lines of credit from $3.4 billion to $4.1 billion and decreasing its debt to book capitalization from approximately 38% to approximately 36% (all figures pro forma September 30, 2015).
Canadian Natural expects to record an after-tax gain on disposition of approximately $700 million, based upon preliminary value allocations.  The final determination of the gain on disposition will depend upon the value of PrairieSky common shares at the time the Transaction closes.
This Transaction does not impact previously released Canadian Natural production or cash tax guidance.
In conjunction with the Transaction, PrairieSky has entered into binding commitments with certain investors for an aggregate $680 million non-brokered private placement subscription receipt financing (the "Private Placement"), which is described in further detail below. The Private Placement is subject to customary closing conditions including receipt of applicable regulatory approvals and is expected to close on or about December 2, 2015.
BENEFITS OF THE TRANSACTION
The key benefits of the Transaction are as follows:
▪	The Transaction provides existing PrairieSky shareholders and Canadian Natural shareholders with the ability to directly participate in the largest oil and natural gas royalty enterprise in Canada.
▪	Solidifies PrairieSky’s leading oil and natural gas royalty acreage position with a combined 14.7 million acres of land, representing numerous original oil in place development opportunities with proven high growth potential, significant downspacing, secondary recovery and Enhanced Oil Recovery (“EOR”) upside potential due to low primary recovery factors, a vast undeveloped land position for future leasing and royalty generating transactions, and perpetual optionality that exists within the combined fee land position.
▪	Creates the largest combined fee title and royalty land position in Saskatchewan, with unparalleled exposure to the Viking light oil fairway and exposure to the Bakken and Spearfish light oil plays in southeast Saskatchewan and Manitoba, respectively.

▪	Creates the largest combined royalty land position in the Deep Basin fairway of Alberta and British Columbia, with multi-zone exposure to world class resource plays such as the Montney, Spirit River, Mannville, Cardium and Charlie Lake.
▪	Establishes a multi-year, multi–well drilling commitment in an area representing approximately 104,000 acres of the acquired fee simple mineral title lands in Western Saskatchewan directly offsetting a recent heavy oil discovery, which provides for near term activity and future development potential on currently unleased lands.
▪	Adds $1.2 billion of COGPE tax pools to PrairieSky which is expected to reduce PrairieSky’s 2015 cash taxes to nil and reduce future cash taxes.
▪	Further diversifies the geographical and geological nature of PrairieSky’s royalty revenues, while adding high quality, well capitalized and capital efficient royalty payors.
▪	Achieves significant general and administrative cost synergies through economies of scale.
KEY ATTRIBUTES OF THE CANADIAN NATURAL ASSETS
▪	5.4 million acres of royalty lands including 2.2 million acres of fee simple mineral title lands and 3.2 million acres of gross overriding royalty lands.
▪	Production of approximately 6,700 boe/d (57% oil and liquids).
▪	Approximately 800,000 acres of fee simple mineral title lands in Western Saskatchewan covering the Viking fairway, one of the most economic resource plays in Western Canada.
▪	Approximately 2,000 Viking wells producing from the fee simple mineral title lands in Saskatchewan pay a median royalty of 17.5%, with over 2,500 risked Viking locations excluding further downspacing and secondary recovery potential.
▪	3.2 million acres of royalty lands in Alberta and British Columbia over high quality plays including (but not limited to) exposure to the Montney, Spirit River, Deep Foothills and heavy oil.
▪	670,000 acres of fee simple mineral title lands in Central and Eastern Alberta, approximately 60% of which remains unleased.
▪	An average royalty of 5% (average oil royalty of 9%, average natural gas royalty of 3%) is paid on over 10,000 non-unit producing wells and further diversifies PrairieSky’s production base and royalty payors.
LEASING AGREEMENT AND DRILLING COMMITMENT
In conjunction with closing of the Transaction, PrairieSky and Canadian Natural will enter into a Drilling Commitment, Lease Issuance and Option Agreement (the “Drilling Commitment”) covering approximately 104,000 acres of the acquired fee simple mineral title lands located in Western Saskatchewan and directly offsetting a successful heavy oil development.
Pursuant to the Drilling Commitment, Canadian Natural will agree to shoot seismic over the land base and drill up to 10 wells in the first 2 years, targeting conventional heavy oil and paying a lessor royalty of 17.5%. Upon successful completion of the 10 well drilling commitment, Canadian Natural will have consecutive two year rolling options to drill an additional 10 wells per option period, provided that each option is conditional on completion, in full, of the prior 10 well drilling commitment. For each well drilled during any commitment or option period, Canadian Natural will earn a leasehold interest in four sections of land.
PRIVATE PLACEMENT
Concurrent with execution of the Combination Agreement, PrairieSky has entered into binding commitments with certain investors to subscribe for an aggregate of 27.0 million subscription receipts at a price of $25.20 per subscription receipt for aggregate gross proceeds of approximately $680 million. The Private Placement is being completed on a non-brokered basis and will be sold in certain provinces of Canada and the United States pursuant to exemptions under applicable laws. Proceeds from the Private Placement will be used to fund the cash portion of the purchase price of the Assets. Proceeds from the Private Placement will be held in escrow pending completion of the Transaction. Upon closing of the Transaction, the holders of the subscription receipts will receive one common share of PrairieSky (the “Private Placement Shares”). PrairieSky has agreed with the investors that it will use reasonable commercial efforts to qualify the Private Placement Shares issuable pursuant to the subscriptions receipts pursuant to a short form prospectus prior to the closing date of the Transaction. In the event the Transaction fails to close on or prior to 5:00 pm (Calgary Time) on December 31, 2015, the Combination Agreement is terminated in accordance with its terms at any earlier time or PrairieSky has advised the subscribers or announced to the public that it does not intend to proceed with the Transaction, the purchase price plus each holder’s proportionate share of interest earned on funds held in escrow, net of any applicable withholding taxes, will be returned to each holder of subscription receipts. The Private Placement is subject to customary closing conditions including receipt of applicable regulatory approvals and is expected to close on or about December 2, 2015.
COMBINATION AGREEMENT AND PRAIRIESKY SHAREHOLDERS MEETING
Pursuant to the Combination Agreement, PrairieSky has agreed to acquire the Assets for cash consideration of $680 million and the issuance of approximately 44.4 million PrairieSky common shares, prior to customary closing adjustments.  The effective date of the Transaction is October 1, 2015 with closing expected prior to year-end 2015. The Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including approval under the Competition Act (Canada) and approval of the TSX. A copy of the Combination Agreement will be filed on PrairieSky’s SEDAR profile and will be available for viewing at www.sedar.com.
As required by the Toronto Stock Exchange ("TSX"), PrairieSky will seek shareholder approval to issue the common shares in connection with the Transaction and the Private Placement Shares (the “Share Issuance Approval”).
The Board of Directors of PrairieSky has unanimously approved the Transaction and has recommended that its shareholders vote in favor of the Share Issuance Approval. The special meeting of PrairieSky shareholders (the "PrairieSky Meeting") is expected to be held on December 14, 2015. The record date for the PrairieSky Meeting is November 18, 2015.
This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

READER ADVISORIES
FORWARD LOOKING STATEMENTS & INFORMATION
This press release contains forward-looking information including: the expected terms and conditions of the Transaction and the Private Placement; the timing and completion of the Transaction and the Private Placement; the expected cash consideration and Share Consideration payable to Canadian Natural pursuant to the Transaction; the receipt of required regulatory and other approvals for the Transaction and Private Placement, including approval under the Competition Act (Canada), the TSX and the shareholders of PrairieSky, as applicable, and the timing thereof; the anticipated benefits of the Transaction to PrairieSky; the future performance and characteristics of the assets; the portion of the Share Consideration or the number of PrairieSky common shares that will be distributed to Canadian Natural's shareholders and the timing of such distribution; the portion of the Share Consideration or the number of PrairieSky shares that will be retained by Canadian Natural following the distribution to its shareholders; the expectation that PrairieSky will be able to successfully encourage third parties to actively develop the assets; the number of drilling locations on the Viking fairway; the terms and conditions of the Drilling Commitment; the prospectivity of the lands governed by the Drilling Commitment for heavy oil; the exercise by Canadian Natural of the rolling options under the Drilling Commitment; the leasehold interest to be earned by Canadian Natural under the Drilling Commitment; the benefits of the Transaction to PrairieSky shareholders and Canadian Natural shareholders; future production attributed to the assets; the ability of PrairieSky to enter into leasing and royalty generating transactions in respect of the assets; the ability of third parties to increase production using EOR techniques; PrairieSky's use of the tax pools associated with the Transaction and the timing thereof; anticipated future crude oil, natural gas and NGL prices and currency, exchange and interest rates; supply and demand for petroleum and natural gas; the primary sources of costs to PrairieSky; the taxability of PrairieSky; the purchase price allocation by Canadian Natural; the expected pre-tax gain on the disposition of the assets by Canadian Natural; that the Transaction does not impact Canadian Natural’s prior guidance; and treatment under governmental regulatory regimes, environmental legislation and tax laws.  This forward-looking information is provided to allow investors to better understand PrairieSky's business and prospects and may not be suitable for other purposes.
The information in this press release could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth below: failure to complete the Transaction in all material respects in accordance with the Combination Agreement or at all; the inability to obtain regulatory, TSX, shareholder, Competition Act (Canada) and other required approvals in connection with the Transaction and the Private Placement, as applicable and within the timeframes contemplated; failure to realize the anticipated benefits of the Transaction; the assets will not be developed by third parties in the manner anticipated by PrairieSky; non-compliance with lease terms or payment or delivery delinquencies in respect of the PrairieSky's properties (including the assets), including the credit risk associated with such third parties; volatility in the demand, supply and market prices for crude oil, natural gas and NGL; volatility in exchange rates; long-term reliance on third parties as lessees on the fee lands, operators and working interest owners on PrairieSky's properties (including the assets) as well as to provide necessary services to PrairieSky; liabilities inherent in petroleum and natural gas operations; uncertainties associated with estimating crude oil, natural gas and NGL reserves and future production levels; increased costs incurred by PrairieSky or the lessees and working interest owners on PrairieSky's properties (including the assets); competition for, among other things, third party capital and acquisitions of reserves, additional petroleum and natural gas assets and undeveloped lands; incorrect assessments of the value of the assets by PrairieSky; risks related to the environment and changing environmental laws in relation to the operations conducted on the assets; geological, technical, drilling and completions, processing and handling issues associated with petroleum and natural gas development activities by third parties; claims made or legal actions brought or realized against PrairieSky, its properties or assets (including the assets); a failure by PrairieSky to hire or retain key personnel; a decrease or elimination of the payment of dividends by PrairieSky as a result of a board determination or restrictions under applicable agreements or corporate laws; general economic, market and business conditions; and changes in tax or environmental laws or royalty or incentive programs relating to the oil and natural gas industry. Risks related to PrairieSky's business and the assets generally are described in more detail in PrairieSky annual information form for the year ended December 31, 2014, which is available under PrairieSky’s profile on SEDAR at www.sedar.com.
With respect to forward looking information contained in this press release, the following assumptions have been made including: that the Transaction and Private Placement will close on the terms and on the timing expected; that the required regulatory approvals and satisfaction of all conditions to closing of the Transaction and the Private Placement will be obtained and on the timeframes contemplated; that the Transaction will be successfully completed and the parties and their securityholders will obtain the anticipated benefits of the Transaction; that the lessees on the fee lands and the working interest owners on the gross overriding royalty lands will comply with, and PrairieSky will enforce lease terms and contractual provisions, as applicable in order to receive payments in respect of the assets; that the lessees on the fee lands and the working interest owners on the gross overriding royalty lands will operate in a safe, efficient and effective manner; that the lessees on the fee lands or the working interest owners on the gross overriding royalty lands receive any required regulatory approvals in a timely manner; that the lessees on the fee lands or the working interest owners on the gross overriding royalty lands have the willingness and financial capability to continue to develop and invest additional capital in PrairieSky's properties (including the assets); that the lessees on the Fee Lands and working interest owners on the PrairieSky's properties and assets (including the assets) are able to obtain financing on acceptable terms to fund exploration and development capital expenditures; as to the field production rates, decline rates and the well performance and characteristics of PrairieSky's properties (including the assets); the ability to replace and increase crude oil, natural gas and NGL reserves and production associated with PrairieSky's properties (including the assets) through acquisitions and third party development; the timing, cost and ability of third parties to access, maintain or expand necessary facilities and/or secure adequate product transportation and storage; the ability of the operators of the properties in which PrairieSky has a royalty interest in, to successfully market their respective petroleum and natural gas products or, for royalty payments taken-in-kind by PrairieSky, if any, the ability of PrairieSky or a third party marketer to successfully market PrairieSky's in-kind petroleum and natural gas products; surface rights access being granted to third parties on PrairieSky's properties (including the assets); the ability of PrairieSky to obtain and retain qualified staff and services in a timely and cost efficient manner; the absence of any material litigation or claims against PrairieSky or the assets; the general stability of the economic and political environment and the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which PrairieSky has an interest in oil and natural gas properties; and future crude oil, natural gas and NGL prices and currency, exchange and interest rates.
You are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. PrairieSky and Canadian Natural give no assurance that any of the events anticipated will transpire or occur, or if any of them do, what benefits we will derive from them. The forward-looking information contained herein is expressly qualified by this cautionary statement. Except as required by law, PrairieSky and Canadian Natural do not assume any obligation to publicly update or revise any forward-looking information to reflect new events or circumstances.

CONVERSIONS OF NATURAL GAS TO BOE
To provide a single unit of production for analytical purposes, natural gas production and reserves volumes are converted mathematically to equivalent barrels of oil (BOE). Canadian Natural and PrairieSky use the industry-accepted standard conversion of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf = 1 bbl). The 6:1 BOE ratio is based on an energy equivalency conversion method primarily applicable at the burner tip. It does not represent a value equivalency at the wellhead and is not based on either energy content or current prices.
While the BOE ratio is useful for comparative measures and observing trends, it does not accurately reflect individual product values and might be misleading, particularly if used in isolation. As well, given that the value ratio, based on the current price of crude oil to natural gas, is significantly different from the 6:1 energy equivalency ratio, using a 6:1 conversion ratio may be misleading as an indication of value.
All information in respect of past performance characteristics of the assets has been provided by Canadian Natural.
DRILLING LOCATIONS
This press release discloses drilling locations associated with lands prospective for Viking light oil to be acquired pursuant to the Transaction. The locations are PrairieSky's internal estimates based on the prospective Viking light oil acreage associated with the Transaction and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Drilling locations have been identified by PrairieSky's management as an estimation of third party lessee and working interest owner multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that third party lessees and working interest owners will drill all identified drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or resources for PrairieSky. The drilling locations on which third party lessees and working interest owners actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors.

CONFERENCE CALL
A joint conference call to discuss the Transaction has been scheduled for Monday, November 9, 2015 at 6:30am MT (8:30am ET) for interested investors, analysts, brokers and media representatives. To participate, approximately 10 minutes prior to the conference call, please dial 1-877-255-3077 (toll-free in North America) or 001-647-252-4453 (Outside North America). You will need to enter the PIN 78242620.
A taped rebroadcast will be available until 6:00 p.m. Mountain Time Monday, November 23, 2015. To access the rebroadcast in North America, dial 1-800-585-8367. Those outside of North America, dial 001-416-621-4642. The conference ID number to use is 78242620.
WEBCAST
This call is being webcast and can be accessed on Canadian Natural's website at www.cnrl.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

CANADIAN NATURAL RESOURCES LIMITED 2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 Canada Phone: (403) 514-7777 ir@cnrl.com www.cnrl.com	PRAIRIESKY ROYALTY LTD. 1700, 350 – 7th Avenue S.W. Calgary, Alberta, T2P 3N9 Canada Phone: (403) 293-4000 Investor.relations@prairiesky.com www.prairiesky.com
Steve Laut President	Andrew Phillips President & Chief Executive Officer (403) 539-4005
Corey B. Bieber Chief Financial Officer and Senior Vice-President, Finance	Cristina Lopez Vice-President, Corporate Development (587) 539-4085
Douglas A. Proll Executive Vice-President